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August 21, 2007	Paula M. Ingram
202.508.4613
Paula.ingram@ropesgray.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        PIMCO High Yield Municipal Income Fund (File No. 811-      )

Ladies and Gentlemen:

We are filing today via EDGAR an Initial Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, on behalf of PIMCO High Yield Municipal Income Fund, a Massachusetts business trust (the “Fund”).

Pursuant to Section 6 of the Securities Act, we have calculated the Registration Fees and have transmitted such fees in the amount of $18.42 to the designated lockbox at Mellon Bank, N.A. in Pittsburgh, Pennsylvania.

Please direct any questions or comments regarding this filing to me at 202.508.4613, or in my absence to Michael G. Doherty at 212.497.3612. Thank you for your attention in this matter.

Very truly yours,

/s/ Paula M. Ingram
Paula M. Ingram

cc:	Thomas J. Fuccillo, Esq.
Michael G. Doherty, Esq.
A. Michael Primo, Esq.